EXHIBIT 99.2

INTERVIEW
                             [PUBLICIS GROUPE LOGO]

Publicis Groupe guidance video : CEO Maurice Levy comments on earnings

TRANSCRIPT

EUROBUSINESS MEDIA (EBM) : PUBLICIS GROUPE, THE WORLD'S FOURTH LARGEST ADVERTISING COMPANY, IS REPORTING ITS FIRST-HALF EARNINGS. MAURICE LEVY, YOU ARE THE CEO OF PUBLICIS GROUPE, THANK YOU VERY MUCH FOR JOINING US.

Maurice Levy (ML) : Thank you, I'm very pleased to be here.

EBM : HOW WOULD YOU DESCRIBE THE PATTERN OF GROWTH WE ARE SEEING IN PUBLICIS, AND INDEED THE COMPANY'S OVERALL PERFORMANCE SINCE THE BEGINNING OF THE YEAR

ML: We had a wonderful first-half, and particularly the second quarter which was very positive, with a growth of 8%, which is, I think, a very nice and very good surprise for the market and our investors. It's something which was mainly fuelled by the new business which was won late last year. What's good is to see an acceleration of growth since the fourth quarter of 2004. We had 2.4%, then 4% in the first quarter of 2005, 8% (double of the first quarter) for the second quarter of 2005, and an average of 6.1% for the first 6 months. So, the growth has been very, very good.

EBM : YOU EMPHASIZE YOUR GROWTH, BUT WHAT ABOUT YOUR MARGINS?

ML : It's good to have a good growth, but what is even better is when this good growth is fuelling the margins. Our numbers this year are in IFRS, so there is a change in the numbers, they are all comparable from 2004 to 2005, and we have an increase of our margin. We are posting a 14.9% operating margin for the first half, which is 90 basis points higher than the first-half of 2004. I think this is very good news. What's interesting also, regarding our margin, is that the level of margins that we get in 2005 under IFRS rules, are higher than the margins we got last year for the first-half under French GAAP. And I think that is also something which is unexpected.

EBM : COULD YOU GIVE US SOME SPECIFIC DETAILS ON WHAT'S DRIVING GROWTH AT THE MOMENT?

ML : We have built, since 2002, one of the top players. We are number four. What we wanted to do is, not only be a sizeable player, but to have quality assets, which are anticipating on the needs of the advertisers in order to give them the best possible service. This is something which has driven the business, and the new business, to the point that we are leading the pack. If you
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look at new business, we are not only leading the pack, but we have a staggering
6 billion US dollars in wins for the 6 first months.

EBM : IN YOUR OWN MIND, HOW DO YOU EXPLAIN THE FACT THAT PUBLICIS IS WINNING SO MUCH NEW BUSINESS?

ML : Today, we have a very attractive offering for our clients : 1) through our advertising agencies, which are very different, so there is no cannibalisation between the 3 of them ; 2) through our media operations which are really today, both of them, Starcom MediaVest and Zenith Optimedia, the very best in the industry, due to the fact that we have been investing for years in creating tools and a knowledge base of consumers which is second to none ; 3) (which is probably one of our secret weapons) is healthcare communication, which is doing extremely, extremely well.

EBM : YOU CERTAINLY HAVE BEEN WINNING A LOT OF NEW BUSINESS LATELY AND ANALYSTS ARE NOW LOOKING VERY CLOSELY AT YOUR LEVEL OF ORGANIC GROWTH, AND THEY WANT TO SEE WHETHER THERE IS GOING TO BE AN ACCELERATION FROM QUARTER TO QUARTER FOR THE REST OF THE YEAR. WHAT CAN YOU TELL US TODAY ABOUT YOUR EXPECTATIONS FOR 2005?

ML : Analysts were forecasting for Publicis, for the full-year, something in the region of 4%. We were expecting, and we are still expecting, the market to grow by something like 3.5%. And they were expecting that we will outperform the market. I think that we will go well above this number, and I believe that we will probably be in the region of what we have already done in the first-half.

EBM : YOUR MEDIA BUY UNIT, ZENITH OPTIMEDIA, SEES SLOWER ADVERTISING SPENDING IN THE SECOND-HALF. HOW CONCERNED ARE YOU ABOUT THAT?

ML : What they see is a small slowdown for the second-half of 2005, but they also see that the growth will be stronger in 2006. So I'm not very concerned. First, because I think that the correction that Zenith Optimedia is forecasting is mainly due to Europe, and this has already been taken into account within the Publicis Group. Second, as far as we are concerned, we see a growth that would be much higher than the market average for the second-half. So I feel pretty confident that we will be able to deliver a reasonable number that will please the market.

EBM : YOU ANNOUNCED THAT YOU WOULD RESTRUCTURE YOUR BALANCE SHEET AND ALSO REPURCHASE DEBT AND CONVERTIBLE BONDS. YOU'VE INDEED CARRIED OUT BUYBACKS SINCE THE BEGINNING OF THIS YEAR. HOW MUCH MORE BALANCE SHEET SIMPLIFICATION AND CONVERTIBLE BOND BUYBACKS SHOULD WE EXPECT GOING FORWARD?

ML: If you look at the balance sheet at the end of June, you will see that it's very solid, very healthy, and a lot of work has already been done. We have reduced our net average debt, we have already simplified the balance sheet, and we are now moving to a credit rating system. We are in the process of selecting the advisory bank, and the credit rating agencies. If we now look at the next step regarding the simplification, we have roughly 3 criteria through which we should look at simplification : 1) the cost of the debt, and obviously interest, which has an impact on
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P&L ; 2) the future dilution ; 3) the impact of this simplification on our credit ratio (debt equity ratio). So we are taking our time, because we are not under any pressure and we would like to see how the market will be evolving, and we will make our future decision, let's say, next fall.

EBM : NOW THAT WE'RE HALF WAY THROUGH THE YEAR, COULD YOU GIVE US A BIT OF FINANCIAL GUIDANCE AND OUTLOOK FOR THE FULL-YEAR?

ML : Thanks to the work of our teams, we have been able to have a very good growth, and an improvement of our margins, which are probably the best in the industry this year, like last year. We have a target of 17% margin in French GAAP for 2008. Our target is clearly, for the full-year, to continue to improve our margins, and our net after tax profit, in order to give not only a good return, but also a good dividend, to our stockholders.

EBM : MAURICE LEVY, CEO OF PUBLICIS GROUPE, THANK YOU VERY MUCH FOR JOINING US.

ML : Thank you